VF 6-5-03



03053422

) STATES
:HANGE COMMISSION
-gton, D.C. 20549

*AA 6/2/2003

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 52511

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LETS GOTRADE, INC. dba CHOICETRADE

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 ROUTE 18 - SUITE 3000
(No. and Street)

EAST BRUNSWICK (City) NEW JERSEY (State) 08816 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RONALD H. BUCKNER 732-214-2645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAVI VENKATRAMAN, CPA
(Name – *if individual, state last, first, middle name*)

1502 NORTH OAKS BLVD. (Address) NORTH BRUNSWICK (City) NJ (State) 08902 (Zip Code)

RECEIVED MAY 30 2003 187 PROCESSING SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JUN 06 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RAVI VENKATARAMAN
CERTIFIED PUBLIC ACCOUNTANT
1502 NORTH OAKS BLVD.
NORTH BRUNSWICK, NJ 08902
TEL: (609) 452-7770 FAX: (609)452-7076

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
LetsGoTrade, Inc
East Brunswick, NJ

We have audited the accompanying statement of financial condition of LetsGoTrade, Inc. dba ChoiceTrade (the Company), as of March 31, 2003 and 2002, and the related statements of income, changes in retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LetsGoTrade, Inc. as at March 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Ravi Venkataraman, CPA

May 28, 2003

LetsGoTrade, Inc. dba ChoiceTrade

STATEMENT OF FINANCIAL CONDITION

	March 31, 2003	March 31, 2002
ASSETS		
Current Assets:		
Cash	$14,734	$8,735
Escrow Account		$100
Deposit with Clearing Firm	50,687	50,288
Commissions Receivable	9,964	7,491
Other Receivables	5,000	
Prepaid Expenses & Other Current Assets	80,208	40,714
Total Current Assets	160,593	107,328
Property and Equipment,		
Net of Accumulated Depreciation of $55,059 in 2003 and and $ 58,156 in 2002 (Note 1,3)	25,085	74,570
Total Property and Equipment	25,085	74,570
Other Assets:		
Security Deposits (Note 4)	1,541	
Total Other Assets	1,541	0
TOTAL ASSETS	$187,219	$181,898
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$5,493	$4,680
Accrued expenses	15,790	21,015
Other Current Liabilities (Note 10)	17,000	21,720
Total Current Liabilities	38,283	47,415
Stockholders' Equity:		
Common Stock (Note 6,9,12)	45,700	44,500
Additional paid - in capital	1,907,880	1,879,080
Retained Earnings	(1,804,644)	(1,789,097)
Total Stockholders' Equity	148,936	134,483
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$187,219	$181,898

The Notes to Financial Statements are an integral part of this statement